FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Recognized as a Top Performer by the Toronto Stock Exchange with Inclusion in the TSX30 for the Second Consecutive Year

Toronto, Ontario (September 9, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that it has been recognized for the second consecutive year as a TSX30™ 2025 winner by the Toronto Stock Exchange ("TSX"). The annual ranking recognizes the 30 top performing stocks based on their dividend-adjusted share price performance over a three-year period. Alamos’ share price increased 310% over the trailing three-year period.
“We are honoured to receive this recognition for the second year in a row. This achievement reflects our ongoing commitment to building a sustainable business that delivers strong returns for all of our stakeholders,” said John A. McCluskey, President and Chief Executive Officer. “Looking ahead, our strong pipeline of growth projects, increasing gold production, and improving cost profile position us to deliver even greater value while maintaining the financial strength and operational excellence that continue to define Alamos as a leading gold producer.”
“The 2025 TSX30 captures the evolution of our capital markets, where companies are scaling to compete globally for market share and capital. These top performers represent diverse sectors unified by strategic positioning and proven execution,” said Loui Anastasopoulos, CEO, Toronto Stock Exchange. “Together, this list highlights how companies are capitalizing on prevailing economic trends, with investors prioritizing sustainable value creation from companies with proven business models and strong cash flow generation, whether in transformative technologies or our world-class resource and industrial sectors.”
For more information on the 2025 TSX30™ rankings, visit www.tsx.com/tsx30.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and the Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Other than the quote attributed to the CEO of the Toronto Stock Exchange, no stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward Looking Statements
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “expect”, “ongoing”, “looking ahead”, or variations of such words or phrases that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information and statements regarding business sustainability; returns to stakeholders; the Company’s growth projects; gold production; cost profile; value of operations and financial and operational results including delivering greater value, and maintaining financial strength and operational excellence. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements or information. Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward looking statements in this press release are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information and assumptions found in this press release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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